                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the period of January 23, 1997               Commission File Number:  1-9025


                                VISTA GOLD CORP.
                              (Name of Registrant)

                                   Suite 3000
                             370 Seventeenth Street
                             Denver, Colorado 80202
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


              Form 20-F    X                     Form 40-F
                         -----                                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


              Yes                                No        X
                    -----                                -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  VISTA GOLD CORP.



Date:  January 27, 1997                   By:     /s/ KARLA J. KIMREY
                                                  ------------------------------
                                                  Karla J. Kimrey
                                                  Director of Investor Relations

                                 EXHIBIT INDEX


      Exhibit        Description of Exhibit
      -------        ----------------------

       99.1 Press release dated January 23, 1997, stating that the Company announced the assay results from the first phase of core drilling at the Amayapampa mine in Bolivia, as well as announcing the execution of an agreement with Atlas Corporation to terminate the joint venture on the Gold Bar claim near Eureka, Nevada.